Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place
Vancouver, B.C. Canada V6C 3E1 TSX: GLG

GLG LIFE TECH CORPORATION COMMENCES TRADING ON NASDAQ

Vancouver, B.C. November 20, 2009- GLG Life Tech Corporation (TSX: GLG, NASDAQ:GLGL) (“GLG” or the “Company”), the vertically integrated leader in the agricultural and industrial development of high quality stevia extracts, announced today that it has commenced trading on the NASDAQ Global Market under the symbol “GLGL”. GLG’s common shares are dual listed on the Toronto Stock Exchange and the NASDAQ Global Market.

GLG’s registration statement has become effective under the United States Securities Act of 1933 and the Company has filed a final short form prospectus in each of the provinces of Canada (except Quebec)  connection with a public offering consisting of 3,625,000 common shares (the “Offering”) at a public offering price of US$7.60 per share for aggregate gross proceeds of US$27,550,000.

Pursuant to the short form prospectus filed today, the Company offers 3,625,000 common shares under the Offering. Canaccord Adams is the sole book-running manager for the offering.  GMP Securities is acting as co-lead manager with co-managers Roth Capital Partners in the United States and Desjardins Securities and Wellington West in Canada. The total gross proceeds to the Company will be US$27,550,000.  In addition, GLG has granted the underwriters an over-allotment option to purchase up to 543,750 common shares at the offering price to cover any over-allotments, exercisable during the period ending 30 days from the closing of the Offering. The Offering is expected to close on or about November 25, 2009.

GLG expects to use the net proceeds from the Offering primarily for registered capital payments for the Company’s Runhao subsidiary, debt repayment, working capital requirements and/or for other general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.

The Offering is subject to certain customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange. Listing of the common shares on NASDAQ is subject to GLG fulfilling all applicable listing requirements.  A copy of the registration statement can be accessed through the SEC’s website at http://www.sec.gov/

and a copy of the short form prospectus may be obtained by visiting SEDAR at http://www.sedar.com/.

A written prospectus relating to the Offering may be obtained in the United States from Canaccord Adams Inc., Attention: Syndicate Department, 99 High Street, Boston MA 02110, telephone: (617) 788-1554 or in Canada from Canaccord Capital Corporation, Attention Amy Patel, 161 Bay Street, Suite 3000, Toronto, Ontario, M5J 2S1, telephone: (416) 869-3052 or from GMP Securities., Attention: Carli A. Huether, 145 King Street West, Suite 300, Toronto , Ontario, M5H 1J8, telephone: (416) 941 0814 (toll free: 1 866 263 0818).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia, an all natural, zero-calorie sweetener used in food and beverages. The Company’s operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product.

For further information, please visit www.glglifetech.com.

Contact:	Brian Meadows, Chief Financial Officer
Phone:	+1 (604) 641-1368
Fax:	+1 (604) 844-2830
Email:	ir@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws, including statements regarding GLG’s planned U.S. IPO and public offering in Canada, planned listing on the NASDAQ Global Market, the expected closing date and the anticipated use of proceeds. These statements are based upon assumptions that the Offering will be successfully completed on the terms described above, and that the proceeds of the Offering can successfully be used as described above. There can be no assurance that GLG will complete the proposed Offering or that its common shares will be listed on the NASDAQ Global Market. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements.  Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed under the heading “Risk Factors” in the short form prospectus and the registration statement on Form F-10, the Company’s Annual Information Form in respect of the year ended December 31, 2008 and the risk factors in the Management’s Discussion and Analysis for the year ended December 31, 2008.  Forward-looking statements and information may be identified by terms such as “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project”, or similar terms or the negatives of these terms.  Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.  The Company’s forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.